UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             MCG CAPITAL CORPORATION
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    58047P107
                                    ---------
                                 (CUSIP Number)

                                  June 2, 2004
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP NO.: 58047P107                                          Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          1,990,666
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,990,666
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,990,666

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.7%

12       Type of Reporting Person (See Instructions)

                                    OO; IV

                                  SCHEDULE 13G

CUSIP NO.: 58047P107                                          Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,990,666
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,990,666
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,990,666

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.7%

12       Type of Reporting Person (See Instructions)

                                    PN; IA

                                  SCHEDULE 13G

CUSIP NO.: 58047P107                                          Page 4 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,990,666
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           1,990,666
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,990,666

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.7%

12       Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13G

CUSIP NO.: 58047P107                                          Page 5 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,990,666
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,990,666
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,990,666

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.7%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G

CUSIP NO.: 58047P107                                          Page 6 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          2,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,000,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,000,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.7%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                              Page 7 of 10 Pages

Item 1(a)         Name of Issuer:

                  MCG Capital Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1100 Wilson Boulevard, Suite 3000, Arlington, VA  22209

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC ("QIP");

                  ii) QIH Management Investor, L.P. ("QIHMI");

                  iii) QIH Management LLC ("QIH Management");

                  iv) Soros Fund Management LLC ("SFM LLC"); and

                  v) Mr. George Soros ("Mr. Soros").

                  This Statement relates to Shares (as defined herein) held for the accounts of QIP and SFM Domestic Investments LLC, a Delaware limited liability company ("SFM Domestic Investments").

                  QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets, including the Shares, held for the account of QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments. In such capacities, Mr. Soros may be deemed to have voting and dispositive power over the securities, including the Shares, held for the accounts of QIP and SFM Domestic Investments.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii) QIHMI is a Delaware limited partnership;

                  iii) QIH Management is a Delaware limited liability company;

                  iv) SFM LLC is a Delaware limited liability company; and

                  v) Mr. Soros is a United States citizen.

                                                              Page 8 of 10 Pages

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  58047P107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of June 4, 2004, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of the 1,990,666 Shares held for the account of QIP.

                  (ii) Mr. Soros may be deemed the beneficial owner of 2,000,000 Shares. This number includes (A) 1,990,666 Shares held for the account of QIP and (B) 9,334 Shares held for the account of SFM Domestic Investments.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to be the beneficial owner constitutes approximately 4.7% of the total number of Shares outstanding (based upon information provided by the Issuer to the Reporting Persons, the number of Shares outstanding as of May 26, 2004 was 42,484,329).

                  (ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 4.7% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

QIP, QIHMI, QIH Management and SFM LLC
--------------------------------------
(i)      Sole power to vote or to direct the vote:                     1,990,666

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        1,990,666

(iv)     Shared power to dispose or to direct the disposition of:              0

                                                              Page 9 of 10 Pages

         Mr. Soros
         ---------
(i)      Sole power to vote or to direct the vote:                     2,000,000

(ii)     Shared power to vote or to direct the vote:                           0

(iii)    Sole power to dispose or to direct the disposition of:        2,000,000

(iv)     Shared power to dispose or to direct the disposition of:              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares, check the following [X].

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of SFM Domestic Investments in accordance with their membership interests in SFM Domestic Investments.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 10 of 10 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 4, 2004              QUANTUM INDUSTRIAL PARTNERS LDC


                                 By: /s/ Richard D. Holahan, Jr.
                                    ------------------------------
                                    Name:  Richard D. Holahan, Jr.
                                    Title: Attorney-in-Fact


Date:  June 4, 2004              QIH MANAGEMENT INVESTOR, L.P.

                                 By: QIH Management LLC,
                                     its General Partner


                                 By: /s/ Richard D. Holahan, Jr.
                                    ------------------------------
                                    Name:  Richard D. Holahan, Jr.
                                    Title: Secretary


Date:  June 4, 2004              QIH MANAGEMENT LLC


                                 By: /s/ Richard D. Holahan, Jr.
                                    ------------------------------
                                    Name:  Richard D. Holahan, Jr.
                                    Title: Secretary


Date:  June 4, 2004              SOROS FUND MANAGEMENT LLC


                                 By: /s/ Richard D. Holahan, Jr.
                                    ------------------------------
                                    Name:  Richard D. Holahan, Jr.
                                    Title: Assistant General Counsel


Date:  June 4, 2004              GEORGE SOROS


                                 By: /s/ Richard D. Holahan, Jr.
                                    ------------------------------
                                    Name:  Richard D. Holahan, Jr.
                                    Title: Attorney-in-Fact